UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Reviva Pharmaceuticals Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76152G 100

(CUSIP Number)

Parag Saxena

Vedanta Management, L.P.

250 West 55th Street, Ste 13D

New York, NY 10019

(212) 710-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates-R, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,958,668
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,958,668
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,958,668
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.7%*
14.	Type of Reporting Person (See Instructions) PN

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,408,401
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,408,401
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,408,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%*
14.	Type of Reporting Person (See Instructions) PN

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Beta Operators Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,138,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,138,130
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,138,130
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.1%*
14.	Type of Reporting Person (See Instructions) PN

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Vedanta Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,367,069
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,367,069
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,367,069
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.5%*
14.	Type of Reporting Person (See Instructions) OO

*See Item 5 for additional information.

CUSIP No. 76152G 100

1.	Names of Reporting Persons. Parag Saxena
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 884,537
	8.	Shared Voting Power 5,367,069
	9.	Sole Dispositive Power 884,537
	10.	Shared Dispositive Power 5,367,069
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,251,606
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.9%*
14.	Type of Reporting Person (See Instructions) IN

*See Item 5 for additional information.

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) filed on behalf of Parag Saxena, Vedanta Partners, LLC, Beta Operations Fund, L.P., Vedanta Associates, L.P., and Vedanta Associates-R, L.P. (collectively, the “Reporting Persons”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2018, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 on January 19, 2021, Amendment No. 4 on June 3, 2021, Amendment No. 5 on September 12, 2022, Amendment No. 6 on November 30, 2023 and Amendment No. 7 on May 31, 2024 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 8 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Amendment No. 8 are incorporated by reference into this Item 5. The percentages set forth in row 13 of each cover page are based on 33,093,556 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Reviva Pharmaceuticals Holdings, Inc., a Delaware corporation (the “Issuer”), as of August 22, 2024, as reported directly by the Issuer to the Reporting Persons.

(b)

The information set forth in rows 7 through 10 of the cover pages to this Amendment No. 8 is incorporated by reference. The shares of Common Stock reported as beneficially owned on this Amendment No. 8 consist of the following:

Beneficial Owner	Shares of Common Stock	Shares Underlying Warrants		Shares Underlying Pre-Funded Warrants	Shares Underlying Options		Total	Percentage of Outstanding(1)
Vedanta Associates-R	931,000	513,834	(2)	513,834	0		1,958,668	5.7%
Vedanta Associates(3)	498,539	1,454,931		1,454,931	0		3,408,401	9.5%
Beta Operators	399,000	869,565	(4)	869,565	0		2,138,130	6.1%
Vedanta Partners(5)	1,429,539	1,968,765		1,968,765	0		5,367,069	14.5%
Parag Saxena(6)	2,300,876	1,968,765		1,968,765	13,200	(7)	6,251,606	16.9%

(1)

In accordance with Rule 13d-3, the beneficial ownership percentage for each Reporting Person assumes that the warrants and options, if any, held by such Reporting Person have been exercised, and that no other warrants or options have been exercised.

(2)

Excludes 698,250 shares of Common Stock issuable upon the exercise of 931,000 warrants held by Vedanta Associates-R, which contain an issuance limitation that prohibits the holder from exercising the warrants to the extent that after giving effect to such issuance after exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, including the other Reporting Persons) would beneficially own in excess of 4.99% of the shares of Common Stock outstanding immediately after giving effect to the issuance of the shares of Common Stock issuable upon exercise of the warrants (the “Blocker”).

(3)

The securities beneficially owned by Vedanta Associates consists of securities held directly by Vedanta Associates, Beta Operators and Vedanta R2, including 99,539 shares of Common Stock held directly by Vedanta Associates.

(4)	Excludes 299,250 shares of Common Stock issuable upon the exercise of 399,000 warrants held by Beta Operators, which are subject to the Blocker.

(5)	The securities beneficially owned by Vedanta Partners consists of securities held directly by Vedanta Associates-R, Vedanta Associates, Beta Operators and Vedanta R2.

(6)

The securities beneficially owned by Mr. Saxena consists of securities held directly by Vedanta Associates-R, Vedanta Associates, Beta Operators, and Vedanta R2 as well as 871,337 shares of Common Stock held directly by Mr. Saxena.

(7)

Excludes 8,200 shares of Common Stock underlying options, at an exercise price of $6.04 per share, granted by the Issuer to Mr. Saxena on November 13, 2023 in his capacity as the Chairman of the Board of Directors of the Issuer which are not exercisable within 60 days of the date of this filing.

(c)	The Reporting Persons have not effected any transactions during the past sixty (60) days from the date of this filing in any securities of the Issuer.

(d)

Except as otherwise reported herein, no person or entity other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Common Stock reported on this Schedule 13D.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	August 23, 2024

VEDANTA ASSOCIATES-R, L.P.

By:	Vedanta Partners, LLC, the general partner of Vedanta Associates-R, L.P.

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

VEDANTA ASSOCIATES, L.P.

By:	Vedanta Partners, LLC, the general partner of Vedanta Associates, L.P.

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

BETA OPERATORS FUND, L.P.

By:	Vedanta Associates, L.P., the general partner of Beta Operators Fund, L.P.

By:	Vedanta Partners, LLC, the general partner of Vedanta Associates, L.P.

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

VEDANTA PARTNERS, LLC

By:	/s/ Parag Saxena
Name:	Parag Saxena
Title:	CEO

/s/ Parag Saxena
PARAG SAXENA

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).